Exhibit 99.40

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES
NOTICE OF ANNUAL GENERAL MEETING

May 27, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX: CPG) announces that its Annual General Meeting (“AGM”) will be held on Thursday, May 30, 2013, at 10 a.m. MT (12 p.m. ET) in the ballroom of the Metropolitan Conference Centre of Calgary (333-4th Avenue S.W.). Shareholders are encouraged to attend.

For those unable to attend, a webcast presentation of the Company’s AGM will begin at approximately 10:15 a.m. MT (12:15 p.m. ET), following the conclusion of the business portion of the meeting.

To listen to this event, please enter http://www.gowebcasting.com/4344 in your web browser.

For more information about Crescent Point’s AGM and upcoming events, please visit www.crescentpointenergy.com.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6